Exhibit 99.1

Cipher Pharmaceuticals Announces Preliminary Q2 2016 Results Highlighted by 30+% Revenue Growth and $3.0+million Cash from Operations

MISSISSAUGA, ON, Aug. 3, 2016 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced preliminary estimates of its financial results for the three months ended June 30, 2016. The complete financial statements for the Company's second quarter will be released on August 10, 2016, followed by a conference call with management. These preliminary financial results are subject to completion of the Company's customary quarterly closing and review procedures. Unless otherwise noted, all figures are in U.S. currency.

Preliminary Financial Highlights for Q2 2016

The Company expects the following results for its second quarter ended June 30, 2016:

•	Total revenue of approximately $11.7 million, an increase of more than 30% from $8.8 million in Q2 2015.
•	Licensing revenue of approximately $7.4 million, compared with $6.3 million in Q2 2015.
•	Total product revenue of approximately $4.3 million, compared with $2.5* million in Q2 2015.
•	U.S. product revenue of approximately $3.2 million, compared with $1.8* million in Q2 2015.
•	Adjusted EBITDA[1] is estimated to be approximately $2.7 million, compared with $1.6 million in Q2 2015, an increase of more than 70%.
•	Net loss of approximately $3.4 million, or $0.13 per basic share, which includes a $1.8 million write-off of debt issuance costs.
•	Net cash generated from operating activities of approximately $3.2 million.
•	Approximately $30.8 million in cash and cash equivalents at quarter end, up from $27.2 million at year end.

"It was a solid second quarter for the Company, highlighted by more than 30% growth in revenue and a strong improvement in Adjusted EBITDA," said Shawn Patrick O'Brien, President and CEO of Cipher. "In addition, we generated cash from operating activities of approximately $3.2 million in the second quarter, and ended the quarter with more than $30 million in cash."

About Cipher Pharmaceuticals Inc.
Cipher Pharmaceuticals (NASDAQ:CPHR;TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products with the goal of becoming the most customer-centric dermatology company in North America.

Through multiple transactions, including the acquisition of Innocutis and its nine branded dermatology products, Cipher has built its U.S. commercial presence, expanded its Canadian dermatology franchise and broadened its pipeline. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to, our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our dependency on a limited number of products; integration difficulties and other risks if we acquire or in-license technologies or product candidates; reliance on third parties for the marketing of certain products; the product approval process is highly unpredictable; the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; we generate license revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators; no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions; certain of our products are subject to regulation as controlled substances; limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies; various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; we may be unsuccessful in evaluating material risks involved in completed and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully; operations in the U.S.; inability to meet covenants under our debt obligations; compliance with privacy and security regulation; our policies regarding returns, allowances and chargebacks may reduce revenues; certain regulations could restrict our activities; additional regulatory burden and controls over financial reporting; reliance on third parties to perform certain services; general commercial litigation, class actions, other litigation claims and regulatory actions; being a foreign private issuer may limit the information available to U.S. shareholders; we may lose our foreign private issuer status which could result in significant additional costs; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent laws; litigation in the pharmaceutical industry concerning the manufacture and supply of novel and generic versions of existing drugs; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; our operating results may fluctuate significantly; and our debt obligations will have priority over the Common Shares in the event of a liquidation, dissolution or winding up. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

* Q2 2015 revenue reflects the revenue from the acquisition of Innocutis, which was completed on April 13, 2015

1) EBITDA is a non-IFRS financial measure. The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Cipher defines Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, non-cash share-based compensation, changes in fair value of derivative financial instruments and foreign exchange gains and losses from the translation of Canadian cash balances. The Company will provide a summary of how EBITDA and Adjusted EBITDA are calculated in the full Q2 reporting.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Craig Armitage, LodeRock Advisors, (416) 347-8954, craig.armitage@loderockadvisors.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 08:51e 03-AUG-16